USG Corporation
550 West Adams Street
Chicago, IL 60661
eregenbogen@usg.com
Ellis A. Regenbogen
Corporate Secretary and
Associate General Counsel
January 8, 2008
By EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:	Mr. Terence O’Brien Accounting Branch Chief Mail Stop 7010

RE:	USG Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 16, 2007 File No. 001-08864
Ladies and Gentlemen:
          Set forth below are the responses of USG Corporation (“USG”) to the comments of the staff of the Division of Corporation Finance contained in the letter dated December 21, 2007 from Terence O’Brien to Richard H. Fleming, Executive Vice President and Chief Financial Officer of USG, with respect to USG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed February 16, 2007. For your convenience, we have repeated the staff’s comments in bold face type immediately above our responses.
Item 10. Directors, Executive Officers and Corporate Governance, page 65
1.	Refer to “Director Nominees and Directors Continuing in Office” on page 6 in the definitive proxy statement on Schedule 14A filed on March 30, 2007. Describe briefly in future filings the business experience during the past five years of each director or person nominated or chosen to become a director. For example, refer to the paragraphs relating to Lawrence M. Crutcher, William C. Foote, Steven F. Leer, Judith A. Sprieser, Valerie B. Jarrett, Marvin E. Lesser, Jose Armario, and Keith Brown. See Item 401(e)(1) of Regulation S-K.
          In future filings, to the extent we have not already done so, we intend to briefly describe the business experience of our directors and nominees for director for the past five years.

Mr. Terence O’Brien
January 8, 2008
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 67
2.	Refer to “Principal Stockholders” on page 4 in the definitive proxy statement on Schedule 14A filed on March 30, 2007. For a beneficial owner such as Gebr. Knauf Verwaltungsgellschaft KG that is a legal entity, disclose in future filings the natural person or persons exercising the sole or shared voting and dispositive powers for the shares beneficially owned by the legal entity.
          The information we provided in our proxy statement regarding ownership of our common stock by persons known to us to be the beneficial owner of more than 5% of our common stock is based upon statements on Schedule 13D or 13G filed by those persons with the Commission, as permitted by Instruction 3 to Item 403 of Regulation S-K, or information otherwise available to us. In the case of shares reported on Schedule 13D or Schedule 13G to be beneficially owned by Berkshire Hathaway Inc., D.E. Shaw & Co. L.P. and FMR Corp., we indicated the natural person who has, or may be deemed to have, sole or shared voting and dispostive power for those shares, based on the information contained in those entities’ Schedule 13D or Schedule 13G filings.
          The most recent Schedule 13D amendment filed by Gebr. Knauf Verwaltungsgesellschaft KG (“Knauf”) with respect to its ownership of USG common stock indicates that Knauf has sole voting and dispositive power with respect to all of those shares. No individuals are designated as having any voting or dispositive power with respect to those shares, and USG does not know which individuals, if any, have such power. Accordingly, we are unable to identify which individuals exercise those powers. When and if Knauf includes that information in a Schedule 13D amendment, we will reflect it in our subsequent disclosure regarding its ownership of our common stock.
Exhibit Index
3.	Include in future filings an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T.
          In future filings, we intend to include an exhibit index immediately before the exhibits, as required by Item 102(d) of Regulation S-T.
          Pursuant to your request, USG acknowledges that
•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact me if you have any questions regarding our responses to the staff’s comments. Also, please note our correct address indicated at the top of this letter.

Sincerely,

Ellis A. Regenbogen

2